1180 Veterans Blvd. South San Francisco, CA 94080 Main Phone: 650.624.1100 FAX: 650.624.1101 http://www.rigel.com

August 13, 2012

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

RE:	Rigel Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 6, 2012
File Number: 000-29889

Dear Mr. Rosenberg,

Rigel Pharmaceuticals, Inc. (the “Company”) hereby responds to the Staff’s comment letter, dated August 3, 2012 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). The following information is provided in response to the Staff’s comments in the Comment Letter, which comments are included below in bold.  Please note that the heading and number of the responses set forth below correspond to the heading and number of each of the Staff’s comments in the Comment Letter.

Risk Factors

“If our competitors develop technologies that are more effective than ours….” Page 25

1.                                      Comment.  Please provide us proposed disclosure to be included in future periodic reports to expand your risk factor disclosure to specifically address the competitive risks that may be associated with fostamatinib, including the existing therapies in the rheumatoid arthritis market, Pfizer’s oral rheumatoid arthritis product candidate, tofacitinib, and other known drug candidates in the rheumatoid arthritis market. Alternatively, if you believe that one or more of the above factors is not a competitive risk associated with fostamatinib, please provide us with a detailed analysis that supports your conclusion.

Response.  In response to the Staff’s comment, the Company respectfully submits that it does not view Pfizer’s oral rheumatoid arthritis product candidate, tofacitinib, as a direct competitor to fostamatinib because it targets an entirely different protein than fostamatinib, which has a novel target protein. In addition, most of the other drug candidates in the rheumatoid arthritis market, or that the Company is aware are under development, are not orally administered. Further, the Company has provided disclosure in its filings regarding potential competitors pursuing the treatment of similar diseases and conditions, or using similar technologies with their product candidates. However, to be as responsive to the Staff’s comment as possible, we are proposing to provide enhanced disclosure in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in subsequent reports, under the heading “Risk Factors” to include additional disclosure regarding certain competitive risks.

The proposed changes to such disclosure (as compared to the disclosure in the Company’s most recent Quarterly Report on Form 10-Q) to address the Staff’s comment are highlighted below in bold type and underlined:

“If our competitors develop technologies that are more effective than ours, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Many of the drugs that we are attempting to discover will be competing with existing therapies. In addition, a number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. For example, there are existing therapies and drug candidates in development for the treatment of RA that may be alternative therapies to fostamatinib, if it is ultimately approved for commercialization. Although fostamatinib has a novel mechanism of action for the treatment of RA, our partners may experience difficulties in convincing patients and healthcare providers to use fostamatinib, if approved, over other available treatments for RA. We face, and will continue to face, intense competition from pharmaceutical and biotechnology companies, as well as from academic and research institutions and government agencies, both in the United States and abroad. Some of these competitors are pursuing the development of pharmaceuticals that target the same diseases and conditions as our research programs. Our major competitors include fully integrated pharmaceutical companies that have extensive drug discovery efforts and are developing novel small-molecule pharmaceuticals. We also face significant competition from organizations that are pursuing the same or similar technologies, including the discovery of targets that are useful in compound screening, as the technologies used by us in our drug discovery efforts.

Competition may also arise from:

•                  new or better methods of target identification or validation;

•                  other drug development technologies and methods of preventing or reducing the incidence of disease;

•                  new small molecules; or

•                  other classes of therapeutic agents.

Our competitors or their collaborative partners may utilize discovery technologies and techniques or partner with collaborators to develop products more rapidly or successfully than we or our collaborators are able to do. Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources and larger research and development staffs than we do. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

We believe that our ability to compete is dependent, in part, upon our ability to create, maintain and license scientifically-advanced technology and upon our and our collaborators’ ability to develop and commercialize pharmaceutical products based on this technology, as well as our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon our technology. The failure by any of our collaborators or us in any of those areas may prevent the successful commercialization of our potential drug targets.

Many of our competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

•                  identifying and validating targets;

•                  screening compounds against targets; and

•                  undertaking preclinical testing and clinical trials.

Accordingly, our competitors may succeed in obtaining patent protection, identifying or validating new targets or discovering new drug compounds before we do.

Our competitors might develop technologies and drugs that are more effective or less costly than any that are being developed by us or that would render our technology and product candidates obsolete and noncompetitive. In addition, our competitors may succeed in obtaining the approval of the FDA or other regulatory agencies for product candidates more rapidly. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that would delay or prevent our ability to market certain products. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, might not be able to compete successfully with competitors’ existing or future products or obtain regulatory approval in the United States or elsewhere.

We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to additional technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.”

Notes to Financial Statements

Note 2. Sponsored Research and License Agreements, page 59

2.                                      Comment.  For each collaboration agreement, please provide us proposed disclosure to be included in future periodic reports that provides a description of each substantive milestone and related contingent consideration as required by ASC 605-28-50-2b. and c.

Response.  In response to the Staff’s comment, the Company respectfully submits that it does not believe that the disclosure requirements of ASC 605-25-50-2b and c are applicable to the Company’s collaboration agreements because the contingent payments thereunder are based solely on the potential achievement of performance criteria by our partners, each as set forth in the agreements, and not by the Company’s actions. Therefore, these payments do not meet the definition of milestone payments as defined by the applicable accounting literature. However, in an effort to be as responsive to the Staff’s comment as possible, we are proposing to provide additional disclosure in the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012, and in subsequent reports, as appropriate.

As a preliminary matter, we believe it will be helpful for the Staff to understand the role our collaborative partnerships play in our business strategy.  We discover and conduct early development of new potential drugs, outlicense our drug candidates or leads to partners and build a broad base of potential license fees, contingent payments and royalty income.  In fact, at times we are merely licensing platform technology or assays. As such, we maximize the value of our drug candidates by putting them in the hands of quality partners with late-stage development, regulatory and commercialization expertise. As a result of our business strategy, we routinely enter into agreements which contain contingent payments generally connected to key development, regulatory and commercialization events achievable by our partners and not us.  The related contingent payments are only one element of the overall economics of our transactions, which are highly negotiated.  We are generally not involved in the development of the compounds subject to our collaboration agreements, but rather rely entirely on the collaborators for future development, launch and commercial events, for which there is a significant amount of risk to the Company. As a result, the future payments under our existing collaboration agreements do not qualify as “milestones” as defined by ASC 605-28-50. As noted in our revenue recognition policy and disclosed in the Form 10-K:

“non-refundable contingent future amounts receivable in connection with future events specified in collaboration agreements that are not considered milestones will be recognized as revenue when payments are earned from our collaborators through completion of any underlying performance obligations, the amounts are fixed or determinable and collectability is reasonably assured.”

Through these collaborations, we have built a broad base of potential contingent payments covering four collaborations. As further described below, we respectfully submit that providing a detailed description of each and every potential event trigger or event and contingent consideration will not provide investors with meaningful or material information, and will be confusing and potentially misleading, primarily because:

•                  Such detailed disclosure would result in an information overload and would inappropriately lead the reader to the conclusion that the Company is substantively involved in the attainment of these event triggers and is working towards achieving such events when it is not; and

•                  Disclosing all contingent consideration may lead investors to mistakenly place an unrealistic value on the payment stream from future contingent payments because an investor will not have a basis to form an opinion on the likelihood or timing of achieving any given event trigger since the factors to determine whether a contingent payment is likely to be made or not is unknown by the Company and outside its control.

In addition, the nature of the information requested is highly confidential and disclosure of the specific negotiated financial terms in our agreements, including potential contingent payments, could cause us substantial competitive harm to the detriment of our stockholders.

To balance the Staff’s request and the highly confidential nature of the requested information, we believe that breaking down our contingent payment into significant categories would provide the users of our financial statements with meaningful details about the contingent payments we potentially could earn while not adversely impacting our business.  To enhance our existing disclosure, we feel it is meaningful to add an additional breakdown of our potential contingent payments into the following categories:

•                  Development event-based contingent payments;

•                  Regulatory event-based contingent payments; and

•                  Commercialization event-based contingent payments.

By breaking down the event triggers for our contingent payments into significant categories, we provide the users of our financial statements with valuable information about the nature and dollar amount of our potential contingent payments.  Since each of our collaboration agreements are unique and can vary depending on the particular facts and circumstances, if the above mentioned categories do not adequately characterize a particular agreement, we will add and/or delete categories as appropriate.

To fully address the Staff’s comment, we believe it is important to distinguish between our license agreement with AstraZeneca AB (“AZ”) for the development and commercialization of our oral SYK inhibitors for the treatment of certain human diseases, on the one hand, and all of our other collaboration and license agreements with various partners, on the other. Note that we have grouped these other collaborations under the header “Other Agreements” in our most recent Quarterly Report on Form 10-Q. We consider the AZ license agreement, which governs the rights to fostamatinib, our late-stage investigational product candidate for the treatment of rheumatoid arthritis and other indications, core to our current business and a material agreement submitted in redacted form to the SEC. Each of the other collaboration arrangements relate to drug candidates in earlier stages and/or related to indications outside of our core focus. In addition, we do not believe that any of these other agreements is a material agreement under Item 601(b)(10) of Regulation S-K. Currently, the Company does not depend in any material respect on the receipt of contingent payments under these other collaboration agreements. Accordingly, the Company’s business is not “substantially dependent” on any of these other agreements. The Company acknowledges, however, that it may be possible for one of these individual collaboration agreements to become material in the future. Accordingly, the Company regularly reviews each of its collaboration agreements and other similar arrangements to evaluate their materiality.

Consequently, we propose that for our material collaboration agreement with AZ, we disclose the potential contingent consideration under such agreement aggregated into the categories of development, regulatory and commercialization.  For those agreements that are not currently material, such as our other collaborations entered into in the ordinary course of business, we propose to disclose all potential event-based contingent consideration for the agreements collectively on an aggregate basis by using the same categories of development, regulatory and commercialization. In this way, we mitigate the risk of providing potentially confusing and misleading information to investors, while achieving the goal of disclosing the amount of aggregate contingent payments based on the nature of the triggering event. In addition, for the reasons stated above with respect to our other collaborations, the Company does not have a reasonable basis of predicting the timing of future event achievement by our collaborators and believes that it would be inappropriate to speculate on which triggering events might potentially be met and when such events might occur. Further, the potential contingent payments across all of these collaborations amount to more than $160.0 million. The earliest of these collaborations were entered into nearly 10 years ago. To date, the Company has received less than $9.5 million in contingent payments from these collaborations over that 10 year period. Therefore, although there is potential for future contingent payments to the Company under its other collaborations, the contingent payments received to date have not been material over that 10 year period, and until one of these drug candidates moves into late stage clinical trials and receives approval for a product candidate (events the Company does not control) it is unlikely that the Company will receive material contingent payments under these collaborations.

AZ License Agreement

As disclosed in our current filings, under our license agreement with AZ, AZ is responsible for conducting and funding all future development, regulatory filings, manufacturing and global commercialization of products containing most of our oral SYK inhibitors. AZ licensed a “late-stage” clinical trial drug candidate. We have disclosed that we received an upfront payment from AZ of $100.0 million in April 2010. We also have disclosed in our current filings that (a) we earned $25.0 million in a contingent payment from AZ, (b) AZ is required to pay us up to an additional $320.0 million if specified development, regulatory and launch events are achieved for fostamatinib, (c) we are eligible to receive up to an additional $800.0 million if specified sales levels are achieved for fostamatinib and (d) we are eligible to receive significant stepped double-digit royalties on net worldwide sales, if any.

With respect to the disclosure of the AZ agreement, the proposed changes to such disclosure (as compared to the disclosure in the Company’s most recent Quarterly Report on Form 10-Q) to address the Staff’s comment are highlighted below in bold type and underlined:

“AstraZeneca

In February 2010, we entered into an exclusive worldwide license agreement with AZ for the development and commercialization of our oral spleen tyrosine kinase (SYK) inhibitors for the treatment of human diseases other than those primarily involving respiratory or pulmonary dysfunction. The agreement includes a license of rights to fostamatinib, previously known as R788, our late-stage investigational product candidate for the treatment of RA and other indications. AZ is responsible for conducting and funding all future development, regulatory filings, manufacturing and global commercialization of products containing most of our oral SYK inhibitors. The agreement became effective on March 26, 2010, and we received an upfront payment from AZ of $100.0 million in April 2010.

Under the agreement, our deliverables were: (i) granting a license of rights to fostamatinib, (ii) transfer of technology (know-how) related to fostamatinib, and (iii) conducting, at our expense, the fostamatinib open label extension study until it was transferred to AZ on September 25, 2010. We concluded that these deliverables should be accounted for as one single unit of accounting and we recognized the $100.0 million upfront payment received in April 2010 from AZ ratably over the performance period from March 26, 2010, the effective date of the agreement, through September 25, 2010, the completion date of the last deliverable, which was the transfer of the fostamatinib long-term open label extension study to AZ. We elected a straight-line method for recognition of this upfront payment as the effort to advance and transfer the study was consistent over the transition period.

On September 29, 2010, we announced that we earned $25.0 million from AZ for completing the transfer of the fostamatinib long-term open label extension study to AZ and for their initiation of Phase 3 clinical trials in the fostamatinib program by AZ. AZ is required to pay us up to an additional $320.0 million if specified development, regulatory and product launch events are achieved for fostamatinib, of which up to $25.0 million relate to the achievement of development events, up to $100.0 million relate to the achievement of regulatory events and up to $195.0 million relate to the achievement of product launch events. We are also eligible to receive up to an additional $800.0 million if post-launch specified sales levels are achieved for fostamatinib, as well as significant stepped double-digit royalties on net worldwide sales, if any. Future events that may trigger payments to us under the AZ agreement are based solely on AZ’s future efforts and achievements of the specified tasks and we cannot assure you that we will receive all of the potential contingent payments provided for under this agreement.

Either party may terminate the agreement if the other party materially breaches the agreement and such breach remains uncured for 60 days after the date of notice of such breach, or in the event of insolvency of the other party. We may also terminate the agreement in its entirety if AZ challenges the validity, enforceability or scope of any of our patents licensed to AZ by us under the agreement. AZ may also terminate the agreement either (1) without cause upon 180 days written notice or (2) upon 30 days written notice in the event of any change of control of Rigel. If neither party terminates the agreement, then the agreement will remain in effect until the cessation of all commercial sales of all products subject to the agreement, including fostamatinib.”

Other Collaboration Agreements

To address the Staff’s comment with respect to the other collaboration agreements, we are proposing a summary-level disclosure of contingent payments. For the reasons noted above, we believe that providing a detailed description of each and every revenue event involving contingent consideration we may potentially receive under these existing agreements is inconsistent with our objective of providing meaningful disclosure.  The proposed changes to such disclosure (as compared to the disclosure in the Company’s most recent Quarterly Report on Form 10-Q) to address the Staff’s comment are highlighted below in bold type and underlined:

“Other Agreements

We have additional active collaborations with several other partners. Under these collaborations, which we enter into in the ordinary course of business, we receive or are entitled to receive upfront cash payments, progress-dependent contingent payments and royalties on any net sales of products under the agreements. Total future contingent payments to us under all of these current collaborations could exceed $160.0 million if all potential product candidates achieved all of the payment triggering events under all of our current collaborations (based on a single product candidate under each agreement). Of this amount, up to $68.9 million relate to the achievement of development events, up to $53.6 million relate to the achievement of regulatory events and up to $37.5 million relate to the achievement of commercial or launch events.

Since we do not control the research, development or commercialization of the product candidates generated under these collaborations, we are not able to reasonably estimate when, if at all, any contingent payments may be payable to the Company. As such, the contingent payments we could receive thereunder involve a substantial degree of risk to achieve and may never be received. Accordingly, we do not expect, and investors should not assume, that we will receive all of the potential contingent payments provided for under these collaborations and it is possible that we may never receive any significant contingent payments under these collaborations.

In June 2012, we entered into an exclusive worldwide license agreement with AZ for the development and commercialization of our program, R256, an inhaled janus kinase (JAK) inhibitor shown to inhibit interleukin (IL)-13 and IL-4 signaling, which is being investigated as a treatment for moderate to severe chronic asthma. AZ will be responsible for beginning the first-in-human clinical studies for R256, and for designing and conducting the clinical development of the compound. AZ will also have exclusive rights to commercialize R256 around the world. AZ paid us an upfront payment of $1.0 million in July 2012. Under the agreement, we were obligated to provide the following deliverables: (i) granting a license of rights to our program, and (ii) delivery of a small batch of compound to AZ. We concluded that these deliverables should be accounted for as separate units of accounting. We used management’s best estimate of selling price in the allocation of the upfront payment and recognized revenue of $1.0 million in the quarter ended June 30, 2012.

In July 2011, we received a $4.3 million final payment from Merck Serono S.A. (Merck Serono). The final payment from Merck Serono was for the collaboration agreement that was terminated in 2010, and all licenses under the collaboration agreement to aurora kinase inhibitors reverted back to us. The payment did not qualify as a substantive milestone as it related solely to the past performance of Merck Serono. We recognized the receipt of the $4.3 million as revenue in the third quarter of 2011.

In June 2011, we entered into an exclusive license agreement with BerGenBio AS (BerGenBio) for the development and commercialization of an oncology program. BerGenBio is responsible for all activities it wishes to perform under the license granted. BerGenBio paid us an upfront payment of $500,000 in August 2011. We recognized a second payment of $500,000 from BerGenBio as revenue in the second quarter of 2012. This oncology program was developed before we focused our research and development efforts on inflammatory and autoimmune diseases, as well as muscle disorders.

In August 2002, we signed a collaboration agreement with Daiichi Sankyo (Daiichi) to pursue research related to a specific target from a novel class of drug targets called ligases that control cancer cell proliferation through protein degradation. In January 2012, we received a $750,000 payment from Daiichi related to an oncology compound in pre-clinical testing at Daiichi. We have earned, to date, payments totaling $6.5 million and may earn additional payments in connection with certain clinical events. The research phase of this three-year collaboration expired in August 2005. Under the terms of the collaboration agreement, we retain the rights to co-develop and co-promote certain products resulting from this collaboration in North America, while Daiichi retains co-development and promotion rights in the remainder of the world. Future events that may trigger payments to us under the Daiichi agreement are based solely on Daiichi’s future efforts and achievements of events.”

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (650) 624-1284 or Dolly A. Vance, Senior Vice President, General Counsel and Corporate Secretary of the Company at (650) 624-1327.

Sincerely,

/s/ Ryan D. Maynard
Ryan D. Maynard
Executive Vice President and Chief Financial Officer

cc:	Dolly A. Vance, Executive Vice President, General Counsel and Corporate Secretary
David Peinsipp, Cooley LLP